Filed by Gores Holdings VIII, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VIII, Inc.

Commission File No.: 001-40105

Date: October 18, 2022

f’real and Footprint Announce Partnership to Co-create Plastic-Free Cup

Partnership aims to replace f’real’s signature dairy cup with Footprint’s fiber-based solutions

GILBERT, Ariz. and EMERYVILLE, Calif. (October 18, 2022) – Footprint, a global materials science technology company focused on creating a healthy planet, today announced a partnership with f’real foods, the purveyors of on-the-go, blend-it-yourself (BIY) shakes and smoothies, under which the companies will leverage Footprint’s fiber-based solutions to develop a sustainable replacement for f’real’s signature dairy cup.

f’real’s patented in-store blending system, which blends delicious, authentic milkshakes and smoothies at the touch of a button in about a minute, can be found in more than 20,000 locations around the world, including convenience stores, colleges and universities, theaters, and military bases. As part of its sustainable packaging goals, f’real is transitioning away from single-use plastics and moving towards fully recyclable and responsibly sourced packaging. In the U.S. specifically, the company aims for 100% of its packaging to meet these criteria by 2025.

Footprint’s team will consider several design factors as they create this molded fiber cup to ensure it works seamlessly with f’real’s current and future equipment – including its powerful mixing technology – while providing an enjoyable drinking experience for consumers. The cups will also utilize Footprint’s Print-to-Fiber Technology™ – an award-winning flexographic print process for molded fiber cups – to highlight the f’real brand. This innovative process delivers high-quality, color-rich printing on the fiber surface while eliminating the need for a separate plastic label on the product.

“Footprint’s engineers are always up for a challenge and are focused on perfecting the intricate design and engineering of this cup, which we look forward to bringing to market,” said Footprint Co-Founder and CEO Troy Swope. “Working with customers like f’real allows us to highlight the significant science and engineering that goes into Footprint’s solutions while reinforcing our commitment to collaborating with customers to develop a product tailored to their unique needs.”

“Like many sustainably minded companies, we’re always looking to improve the impact we’re making on the environment and that includes the packaging of our delicious products,” said Nikkie McBrayer, senior director, global equipment platforms for Rich Products, parent company of the f’real brand. “The opportunity to collaborate with Footprint to create a positive change while upholding packaging performance for our f’real milkshake and smoothie cups is truly a win-win.”

Footprint will begin extensive testing this month to ensure that the design of the plastic-free dairy cup meets all design expectations.

This follows the announcement of Footprint’s intention to list on the NASDAQ in a proposed business combination with Gores Holdings VIII, Inc. (“Gores Holdings VIII”) (Nasdaq: GIIXU, GIIX and GIIXW).

To learn more about Footprint’s solutions, visit www.FootprintUS.com.

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About Footprint

Footprint has a clear vision to create a healthier planet and healthier people. Phase one of our mission is to provide solutions that eliminate single-use and short-term use plastics in our food chain. Footprint’s team of engineers use plant-based fiber technology to design, develop and manufacture biodegradable, compostable, and recyclable products that compete with plastic’s cost, and exceed its performance. Footprint is rapidly expanding into new categories with customized and patented solutions for customers. Footprint’s products have already led to a global redirection of millions of pounds of plastic waste from entering the air, earth, and water working with leading global consumer brands.

Footprint was founded in 2014 by former Intel engineers, Troy Swope and Yoke Chung. The company employs more than 2,700 employees, with operations in the U.S., Mexico, Europe, and Asia. Footprint was named to the 2020 Fortune “Change the World” list in 2020, is a member of the World Economic Forum’s Global Innovators Community and was named a CNBC Disruptor 50 company in 2021.

In December 2021, Footprint announced its intention to list on NASDAQ as a public company in a business combination agreement with Gores Holdings VIII, Inc. (Nasdaq: GIIX, GIIXW and GIIXU). Additional information regarding this business combination can be found at www.sec.gov.

For more information on Footprint’s sustainable solutions visit www.footprintus.com.

About f’real

f’real is a fast-growing company that designs, sells, and markets blend-it-yourself shakes and smoothies all made from honest ingredients. f’real machines can be found in more than 20,000 locations across the U.S. and Canada including convenience stores, colleges and universities, theaters, and military bases. The patented in-store blending system creates blends of delicious and authentic milkshakes, smoothies, and protein shakes at the touch of a button in about a minute. As the No. 1 frozen novelty offering in convenience stores, f’real’s success can be attributed to continued innovation in the category and the quality of its products. f’real foods is a wholly owned subsidiary of Rich Products Corporation and is based in Emeryville, CA. For more information, please visit freal.com or follow on TikTok, Instagram, and Twitter.

About Gores Holdings VIII, Inc.

Gores Holdings VIII, Inc. (Nasdaq: GIIXU) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, founded by Alec Gores. Gores Holdings VIII, Inc. completed its initial public offering in March 2021, raising approximately $345 million in cash proceeds for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Gores Holdings VIII, Inc.’s strategy is to identify, acquire and, after the initial business combination, to build a company in an industry or sector that complements the experience of its management team and can benefit from their operational expertise.

About The Gores Group LLC

Founded in 1987, The Gores Group is a global investment firm focused on partnering with differentiated businesses that can benefit from the firm’s extensive industry knowledge and decades long experience. To date, affiliates of The Gores Group have announced or closed ten business combinations representing approximately $60 billion in transaction value which include: Hostess (Gores Holdings, Inc.), Verra Mobility (Gores Holdings II, Inc.), PAE (Gores Holdings III, Inc.), Luminar (Gores Metropoulos, Inc.), United Wholesale Mortgage (Gores Holdings IV, Inc.), Ardagh Metal Packaging (Gores Holdings V, Inc.), Matterport (Gores Holdings VI, Inc.), Sonder (Gores Metropoulos II, Inc.), Polestar (Gores Guggenheim) and Footprint (pending; Gores Holdings VIII, Inc.). For more information, please visit www.gores.com.

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Forward-looking Statements

Certain statements in this press release may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the proposed business combination between the Gores Holdings VIII, Inc. (“Gores Holdings VIII”) and Footprint International Holdco, Inc. (“Footprint”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the likelihood and ability of the parties to successfully consummate the proposed business combination and the PIPE investment, the amount of funds available in the trust account as a result of stockholder redemptions or otherwise, the services offered by Footprint and the markets in which Footprint operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VIII’s or Footprint’s projected future results. These forward-looking statements generally are identified by the words “believe,” “predict,” “project,” “potential,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “should,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VIII securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VIII’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VIII; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination and PIPE investment, including the approval of the proposed business combination by Gores Holdings VIII’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VIII’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the proposed business combination, including to consummate the PIPE investment; (v) the effect of the announcement or pendency of the proposed business combination on Footprint’s business relationships, performance, and business generally; (vi) risks that the proposed business combination disrupts current plans of Footprint and potential difficulties in Footprint’s employee retention as a result of the proposed business combination; (vii) the outcome of any legal proceedings that may be instituted against Gores Holdings VIII or Footprint related to the agreement and the proposed business combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (ix) the ability to maintain the listing of the Gores Holdings VIII’s securities on the NASDAQ; (x) the price of Gores Holdings VIII’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Footprint plans to operate, variations in performance across competitors, changes in laws and regulations affecting Footprint’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities; and (xii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statement” in Gores Holdings VIII final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 24, 2021 and other documents filed, or to be filed with the SEC by Gores Holdings VIII, including the Registration Statement (as defined below). The foregoing list of factors is not exhaustive. There may be additional risks that neither Gores Holdings VIII or Footprint presently know or that Gores Holdings VIII or Footprint currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VIII’s definitive proxy statement contained in the Registration Statement, including those under “Risk Factors” therein, and other documents filed by Gores Holdings VIII from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VIII and Footprint assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VIII nor Footprint gives any assurance that either Gores Holdings VIII or Footprint will achieve its expectations.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the business combination, Gores Holdings VIII has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary prospectus and preliminary proxy statement of Gores Holdings VIII. The proxy statement/prospectus is not yet effective. The definitive proxy statement/prospectus, when it is declared effective by the SEC, will be sent to all Gores Holdings VIII stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores Holdings VIII’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holdings VIII may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in Gores Holdings VIII’s securities. Before making any voting decision, investors and security holders of Gores Holdings VIII and other interested parties are urged to read the Registration Statement and the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VIII through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VIII’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in the Solicitation

Gores Holdings VIII, Footprint and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from Gores Holdings VIII’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers of Gores Holdings VIII and a description of their interests in Gores Holdings VIII is set forth in Gores Holdings VIII’s filings with the SEC (including Gores Holdings VIII’s final prospectus relating to its initial public offering (File No. 333-252483) declared effective by the SEC on February 24, 2021). Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. The documents described in this paragraph are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Holdings VIII, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the proposed business combination when available.

No Offer and Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Gores Holdings VIII, Footprint or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

For inquiries regarding Footprint:

Robert Dekker

VP Communications, Footprint

Robert.Dekker@footprintus.com

+1 (480) 209-1064

Laura Zilverberg

Allison + Partners for Footprint

footprint@allisonpr.com

+1 (612) 240-4034

For inquiries regarding The Gores Group and affiliates:

Jennifer Kwon Chou

Managing Director

The Gores Group

+1 (310) 209-3010

jchou@gores.com

John Christiansen/Cassandra Bujarski/Danya Al-Qattan

FGS Global

GoresGroup-SVC@sardverb.com